# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV TECHNOLOGIES S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary Shares, nominal value 0.01 euro per share
Address of issuer's principal executive offices: 177-181 AVENUE PIERRE BROSSOLETTE, MONTROUGE, France (I0), 92120
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001687078

## Reporting persons
- MPM BioImpact LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 24,579,307; shared voting power 0; sole dispositive power 24,579,307; shared dispositive power 0; aggregate amount beneficially owned 24,579,307 (9.9% of the class)

## Item 1. Issuer
Name of issuer: DBV TECHNOLOGIES S.A.
Address of issuer's principal executive offices: 177-181 AVENUE PIERRE BROSSOLETTE, MONTROUGE, I0, 92120.

## Item 2. Person Filing
Name of person filing: MPM BioImpact LLC
Address of principal business office or, if none, residence:
399 Boylston Street, Suite 1100
Boston, MA 02116
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 23306J309 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents five Ordinary Shares.

The shares reported herein for the Reporting Person include (i) 9,226,931 Ordinary Shares, and (ii) 4,984,125 Ordinary Shares represented by ADSs. In addition, the Reporting Person beneficially owns pre-funded warrants ("Pre-Funded Warrants") exercisable for up to 17,690,365 Ordinary Shares. The Pre-Funded Warrants may be exercised for Ordinary Shares at the election of the holder thereof, except that the Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker") which precludes the exercise of the Pre-Funded Warrants to the extent that, following the exercise, the holder, together with its Attribution Parties (as defined in the Pre-Funded Warrants") would beneficially own more than 9.99% of the Ordinary Shares outstanding (including any Ordinary Shares represented by ADSs).

As of December 31, 2025, the Reporting Person was prohibited from exercising the Pre-Funded Warrants to the extent that the exercise would result in beneficial ownership of more than 24,579,307 Ordinary Shares by the Reporting Person.

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The beneficial ownership percentage reported is based on 235,670,864 outstanding Ordinary Shares as of December 31, 2025, as published by the Issuer, plus (ii) 10,368,251 Ordinary Shares of which the Reporting Person may currently acquire upon the exercise of the Pre-Funded Warrants, as limited by the Beneficial Ownership Blocker.
Percent of class: As of December 31, 2025, the Reporting Person beneficially owned 9.99% of the Ordinary Shares. Due to field limitations of the EDGAR filing system, the percentage listed in Row 11 of the Reporting Person's cover page of this Schedule 13G has been rounded down to 9.9%.
Sole power to vote or to direct the vote: 24,579,307
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24,579,307
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MPM BioImpact LLC: Christopher Wolf, Chief Financial Officer (02/17/2026)